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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response ......... 2.50

FORM 12b-25	SEC FILE NUMBER 001-35064

NOTIFICATION OF LATE FILING	CUSIP NUMBER 29102N105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For the Period Ended: November 30, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:_____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Emergent Capital, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1200 N. Federal Highway, Suite 200

Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a)       The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Emergent Capital, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended November 30, 2020 (the “Form 10-K”).

As previously disclosed, on October 15, 2020, Company and its wholly-owned subsidiary Red Reef Alternative Investment, LLC filed voluntary petitions for relief (the “2020 Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). Also as previously disclosed, on October 26, 2020, Imperial Premium Finance, LLC, a wholly-owned subsidiary of Emergent, filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

On December 18, 2020, the Company filed a Second Amended Chapter 11 Plan of Reorganization (the “Plan of Reorganization”). On December 30, 2020, the Bankruptcy Court entered an order confirming the Plan of Reorganization. The effective date of the Plan of Reorganization will occur as soon as all the necessary preparations are completed and has yet to be determined.

As a result of these events, the considerable time and resources management has devoted to the 2020 Chapter 11 Cases and the related restructuring under the Plan of Reorganization, the Company has been unable to complete the preparation of the Form 10-K within its normal review cycle and has determined that it is unable to timely file the Form 10-K without unreasonable effort or expense. At this time, the Company is unable to estimate when it will be able to complete and file the Form 10-K.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Miriam Martinez	(561)	995-4366
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Emergent Capital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 1, 2021	By	/s/ Miriam Martinez
Miriam Martinez, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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